FOIA Confidential Treatment Request
Confidential Treatment Requested by Compañía de Minas Buenaventura S.A.A.
Pursuant to 17 CFR §200.83(c)

February 4, 2015

Compañía de Minas Buenaventura S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2013 filed April 30, 2014 and

Supplement Response Letter dated January 16, 2015

File No. 001-14370

Ms. Tia L. Jenkins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Jenkins:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated December 3, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”). In response to the request made by the Staff in comment number 1 of the Comment Letter, in a supplemental response letter dated January 16, 2015, on behalf of the Company, we provided you with the detailed quantitative analysis requested in the second paragraph of comment number 1 requesting that such detailed quantitative analysis be afforded confidential treatment pursuant to Rule 12b-4 of the Exchange Act (“Rule 12b-4”). The Company provided this detailed quantitative analysis on a supplemental, confidential basis only due to the highly commercially sensitive nature of the information requested by the Staff. Pursuant to our subsequent discussions with the Staff, the Company has rescinded its request that this detailed quantitative analysis be afforded confidential treatment pursuant to Rule 12b-4, and instead has requested that such detailed quantitative analysis be afforded confidential treatment under Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83(c)) (“Rule 83”).

This letter omits confidential information included in an unredacted version of this letter, which was delivered to the Staff today. The omission of such confidential information from the text of this letter has been denoted with asterisks. In accordance with Rule 83, the Company has requested that the detailed quantitative analysis provided by the Company on a supplemental basis be afforded confidential treatment under the Freedom of Information Act.

To assist the Staff review, we have set forth below the text of comment number 1 in bold type. The information provided below has been supplied by the Company and the Company is solely responsible for such information. This information is the same information that was previously provided by the Company in its supplemental response letter to the Staff dated January 16, 2015.

FOIA Confidential Treatment Request
Confidential Treatment Requested by Compañía de Minas Buenaventura S.A.A.
Pursuant to 17 CFR §200.83(c)

Form 20-F for the Year Ended December 31, 2013
Financial Statements—Compañía de Minas Buenaventura S.A.A. and subsidiaries,

Note 27. Disclosure of information on segments, page F-84

1.	We note your response to comment 6 from our letter dated October 24, 2014 and understand that you have identified each of your mining units as separate operating segments and that you have aggregated these operating segments into a single reportable segment. Please confirm if our understanding is correct and address each of the following points:

Provide a detailed analysis which supports your view that the mining units can be aggregated on the basis of similar economic characteristics as contemplated by paragraph 12 of IFRS 8. In this regard, please demonstrate how the mining units share similar long term-performance by providing us with historical and projected revenues, gross profits, operating profits, and net profit (loss); explanation for any anomalies in the amounts or trends that would otherwise suggest dissimilarity; and any other information supporting your conclusion that your mining units have similar quantitative economic characteristics.

A Rule 83 confidential treatment request is made by the Company for the information in all of the following paragraphs.

[INFORMATION REDACTED

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FOIA Confidential Treatment Request
Confidential Treatment Requested by Compañía de Minas Buenaventura S.A.A.
Pursuant to 17 CFR §200.83(c)

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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FOIA Confidential Treatment Request
Confidential Treatment Requested by Compañía de Minas Buenaventura S.A.A.
Pursuant to 17 CFR §200.83(c)

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at 212-530-5546, Trevor K. Truman at 44-20-7615-3186 or Alex J. Speyer at 212-530-5328.

Sincerely,

/s/ Arnold B. Peinado, III

Arnold B. Peinado, III

cc:	Securities and Exchange Commission:
Craig Arakawa
Steve Lo
Jim Lopez

Compañía de Minas Buenaventura S.A.A.:
Carlos Gálvez
Gulnara LaRosa
Daniel Dominguez

Milbank Tweed Hadley & McCloy LLP:
Trevor K. Truman
Alex J. Speyer

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